Free Writing Prospectus

Filed on May 1, 2017 Pursuant to Rule 433

Registration Statement No. 333-212013

KIMBERLY-CLARK CORPORATION

$350,000,000 3.900% Notes due May 4, 2047

PRICING TERM SHEET

Dated May 1, 2017

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$350,000,000

Maturity Date:	May 4, 2047

Coupon:	3.900%

Interest Payment Dates:	Semi-annually on May 4 and November 4, commencing November 4, 2017

Interest Record Dates:	April 19 and October 20

Price to Public:	99.282% of the principal amount

Net Proceeds After Underwriting Discount and Before Other Expenses:	$344,424,500

Benchmark Treasury:	2.875% due November 15, 2046

Benchmark Treasury Yield:	3.011%

Spread to Benchmark Treasury:	93 bps

Yield to Maturity:	3.941%

Optional Redemption:

Prior to November 4, 2046 (the “Par Call Date”), the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of the principal on the Notes to be redeemed and interest thereon that would be due after the related redemption date if such Notes matured on the Par Call Date (provided, however, that, if such redemption date is not an interest payment date with respect to such notes, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date) discounted, on a semi-annual basis, at the applicable treasury rate plus 15 basis points, plus, in each case, accrued and unpaid interest to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to 100% of principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Change of Control:

Kimberly-Clark Corporation will be required to make an offer to repurchase the Notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event.

Expected Settlement Date:	May 4, 2017 (T+3)

CUSIP:	494368BW2

ISIN:	US494368BW28

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC

Senior Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (No. 333-212013) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Citigroup Global Markets Inc. toll-free at 800-831-9146,  or Morgan Stanley & Co. LLC toll-free at 866-718-1649.